Phillip A. Wiland
8000 North 41st Street
Longmont, Colorado 80503

December 24, 2002

CONFIDENTIAL

Virginia Bayless
Robert L. Burrus, Jr.
Kenneth Gassman
Marshall Geller
Concepts Direct, Inc.
2950 Colorful Avenue
Longmont, Colorado 80505

Ladies and Gentlemen:

Thank you for your response to our letter of intent to the Special Committee dated December 19, 2002. Linda and I have reviewed your response and talked with our advisors regarding its contents.

In light of our letter of December 19, Linda and I recognize that the Company must treat us in a completely arms-length manner going forward regarding a potential sale of the Company. I hereby confirm that I will excuse myself from any future deliberations of the Board and its advisors regarding this process, including but not limited to discussions regarding our proposal, the value of the Company, the value of any bids that other potential buyers make and the identity of other potential buyers. To that end, I hereby waive notice of any and all Board meetings or Committee meetings regarding the possible sale of the Company and I will excuse myself from any and all portions of Board or Committee meetings regarding the possible sale of the Company if requested by another director. I agree that the Board’s fiduciary duty of loyalty to the stockholders requires that all decisions made with regard to the possible sale of the Company be made by disinterested directors.

I am also committed to providing assistance to the Special Committee and the Company’s advisors as reasonably requested and, to the best of my ability, ensuring cooperation with the Special Committee by Company staff. Following each recent public announcement, I have conducted a brief staff meeting and stressed to the staff that they must be at least as responsive to the Special Committee, Gruppo Levey and other interested parties as they are to Linda and myself. I have begun to answer Gruppo Levey’s due diligence request list in writing and will do my best to assist them further by providing information in as timely a manner as is reasonable.

Furthermore, I will continue at all times to fulfill my duties, including fiduciary duties, as the principal executive officer of the Company. Most certainly this includes doing my best to balance the need for attention to due diligence with the need for attention to improving a business that is not yet on a solid cash footing.

You have asked that Linda and I extend the deadline in our non-binding letter of intent to February 14, 2003. You have indicated to us that in return for our doing so, you will copy us with any information or requests generally available to all potential bidders, and will provide us with the opportunity to bid on the same time frame and in the same manner as permitted generally for other potential bidders. You have also indicated that should you decide before February 14, 2003, that the acceptance of our offer is not in the best interests of the stockholders, you will notify us promptly. Subject to these understandings, and to reiteration of our right to withdraw or modify our offer at any time, we will agree to the extension to February 14, 2003, if and only if St. Cloud waives its right to have the Company register its stock issued pursuant to warrants. Such waiver must be in our hands, in writing, either before or concurrent with our agreement to extend.

We appreciate your consideration of our letter of intent and look forward to working with you.

Sincerely,

Phillip A. Wiland

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